
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 6, 2013

<u>Via E-mail</u>
Philippe Van Acker, Chief Financial Officer
Remedent, Inc.
Zuiderlaan 1-3 bus 8,
9000 Ghent, Belgium

  Re: Remedent, Inc.
    Form 10-K for the Fiscal Year Ended March 31, 2013
    Filed July 15, 2013
    File No. 001-15975

Dear Mr. Van Acker:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Martin James

          Martin James
          Senior Assistant Chief Accountant